UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: September 2018

Commission File Number: 333-219678

MICRO FOCUS INTERNATIONAL PLC
(Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 10-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS1

Exhibit No.	Exhibit Description
99.1	Transaction in Own Shares, dated 20 September 2018

Micro Focus International plc
20 September 2018

Transaction in own shares

Micro Focus International plc (the "Company") announces that on 19 September 2018 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $200 million share buyback programme, details of which were announced on 29 August 2018.

Description of shares: Micro Focus International plc - ordinary shares of 10 pence

Number of shares repurchased: 249,287

Date of transaction: 19 September 2018

Time of transaction: 08.00 - 16.34

Volume weighted average price paid per share: 1,323.85 pence

Lowest price paid per share: 1,307.00 pence

Highest price paid per share: 1,340.50 pence

Broker: Citigroup Global Markets Limited ("Citi")

Of the ordinary shares purchased by the Company, 30,000 ordinary shares were purchased through Citi acquiring ADRs representing ordinary shares of the Company on the New York Stock Exchange, cancelling the ADRs in return for the underlying ordinary shares and selling the underlying ordinary shares to the Company.

Aggregated information on shares purchased according to trading venues:

Venue	Volume weighted Average Price (GBp)	Aggregated Volume
XLON	13.2385	188,645
CHIX	13.2395	26,727
BATE	13.2377	33,915

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 431,243,175 (excluding Treasury shares), and the Company will hold 5,372,143 ordinary shares in Treasury.

The figure of 431,243,175 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), detailed information about the individual purchases is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/3304B_1-2018-9-19.pdf

For further information, please contact:

Micro Focus International plc

Tim Brill, IR Director                                                                                       Tel: +44 (0) 1635 32646

1 NTD: The Company must promptly file current reports on Form 6-K furnishing any of the following information:
●
material non-public information that was made public under English law;
●
information that was filed with and made public by on the London Stock Exchange on which the Company’s securities are listed; and
●
information that was distributed or required to be distributed to security holders.

Examples of information or events required to be filed on Form 6-K include: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the Company deems of material importance to security holders. See also “Micro Focus - Now You Are Public Memorandum” dated April 20, 2017 for more information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 20 September 2018

Micro Focus International plc
By:	/s/ Mike Phillips
Name:	Mike Phillips
Title:	Chief Financial Officer